UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 March 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: AGM Notice and Form of Proxy

21st March 2023
CRH plc (the "Company")

Re: Notice of 2023 Annual General Meeting and Form of Proxy

The Notice of the 2023 Annual General Meeting and a Form of Proxy (the "Documents") have been published by the Company. The Documents are available to view on the Company's website, www.crh.com/investors/shareholder-centre/agm.

The Documents have been submitted to the U.K. National Storage Mechanism and Euronext Dublin and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

and at:

https://direct.euronext.com/#/oamfiling

The Documents are expected to be posted to shareholders on 29th March 2023.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 March 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary